Exhibit (a)(5)(A)

iQIYI, Inc. Announces Repurchase Right Notification for

4.00% Convertible Senior Notes due 2026

BEIJING, CHINA, May 28, 2024 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced that it is notifying holders of its 4.00% Convertible Senior Notes due 2026 (CUSIP No. 46267XAE8) (the “Notes”) that pursuant to the Indenture and the First Supplemental Indenture, each dated as of December 21, 2020 (together, the “Indenture”) relating to the Notes by and between the Company and Citicorp International Limited, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on August 1, 2024 (the “Repurchase Right”). The Repurchase Right begins at 9:00 a.m., New York City time, on Tuesday, July 2, 2024 and expires at 5:00 p.m., New York City time, on Tuesday, July 30, 2024.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO today. In addition, documents specifying the terms, conditions, and procedures for exercising the Repurchase Right will be available through the Depository Trust Company and the paying agent, which is Citibank, N.A. None of the Company, its board of directors, or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder’s Notes, or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, August 1, 2024, which is the date specified for repurchase in the Indenture (the “2024 Repurchase Date”), provided that any such accrued and unpaid interest shall be paid to the holders of such Notes at the close of business on June 1, 2024, the regular record date immediately preceding the 2024 Repurchase Date. As of May 28, 2024, there was US$395,607,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be approximately US$397,628,991.

The opportunity for holders of the Notes to exercise the Repurchase Right commences, 9:00 a.m., New York City time, on Tuesday, July 2, 2024, and will terminate at 5:00 p.m., New York City time, on Tuesday, July 30, 2024. In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company and Citibank, N.A. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Tuesday, July 30, 2024, which is the second business day immediately preceding the 2024 Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated May 28, 2024 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting Terence Yeung, Agency & Trust, Citicorp International Limited (Email: terence.yeung@citi.com). Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, at Citibank, N.A. 480 Washington Boulevard, 16/F, Jersey City, NJ, New York, 07310, Attention: Ashley Ramos, Citibank Agency & Trust Operations.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IQIYI, INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.iqiyi.com/.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, online literature, etc.

For further information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com